UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   SMITH, ROBERT L
   PARACELSUS HEALTHCARE CORPORATION
   515 W. GREENS ROAD
   SUITE 500
   HOUSTON, TX  77067
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARACELSUS HEALTHCARE CORPORATION
   PLHCQ.OB
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CHIEF EXECUTIVE OFFICER & DIRECTOR
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock (Restricted Stoc|3/27/0|A   |1,300,000         |(A)|N/A (a)    |(a)                |(D)   |                           |
k Grant -- see Note (a))     |0     |    |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Explanation of Responses:
(a)Grant shall vest 25%  (or  325,000   shares)  on January 1, 2001, 25% (or
325,000  shares) on January 1, 2002, 25% (or 325,000  shares) on
January 1, 2003 and 25% (or 325,000 shares) on January 1, 2004. The grant may vest earlier in the event the company's publicly traded stocks meets or exceeds certain price targets, as defined, or in the event of a change in control, as defined. If employment is terminated by the Company without cause, as defined, and Mr. Smith's right to restricted stock is less than 50% vested, such stock shall automatically increase to vest 50%
(or 650,000 shares). If Mr. Smith's employment is terminated for cause, all unvested restricted stock shall be forfeited.
SIGNATURE OF REPORTING PERSON
Gregory Alan Timms, Attorney-in-Fact
DATE
02/12/2001